October 9, 2009

Mr. Larry Spirgel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
And Documents Incorporated by Reference
Filed March 16, 2009
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the Staff's letter dated September 11, 2009 relating to Emeritus Corporation’s (the Company) annual report on Form 10-K for the fiscal year ended December 31, 2008.  The following information is furnished in response to your letter as well as the subsequent phone call on September 29, 2009 between Michael Henderson and Kyle Moffatt, Division of Corporation Finance, Company management and representatives of KPMG LLC.  For your convenience, in our response below we have restated the original comments contained in the Staff’s letter with our corresponding responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis….page 29

Impairment Loss in Long-Lived Assets, page 37

1.
We refer to your response to comment 1 from our letter dated July 31, 2009 and continue to believe that you utilized two different methodologies to determine the fair value of your reporting unit at October 31, 2008 and at March 31, 2009.  It appears to us that this approach is not appropriate.  However, we defer our evaluation of your response to prior comment 1 until we resolve the below comments regarding your operating segments and reporting units.

Response

We agree to defer this matter until we have resolved the comments below regarding operating segments and reporting units.

United States Securities and Exchange Commission
October 9, 2009

1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Asset Impairments
b. Goodwill, page F-13

2.
We note your response to prior comment three from our letter dated July 31, 2009.  Based on our comment below, it appears that your reporting units for goodwill impairment testing purposes should be re-evaluated based on the fact that you appear to have numerous operating segments beyond what you previously identified.  Since your operating segments appear to be each geographic region, then at a minimum, each geographic region would be a separate reporting unit pursuant to SFAS 142.  Note that a reporting unit is an operating segment or one level below an operating segment, referred to as a component.  Also, provide us with your detailed analysis of paragraph 30 of SFAS 142 and EITF D-101 based on this re-evaluation.

Response

In our letter dated August 28, 2009, in response to the Staff’s comment three, we provided a detailed analysis that we believe supports our position that we have one reporting unit, as the components (geographic divisions) under our one operating segment may be aggregated based on the guidance in FAS 142, assuming our conclusion on operating segments as detailed in comment three below is acceptable to the Staff.  We have no further responses at this time and respectfully request that the Staff re-evaluate our original response after we have resolved comment three below.

3.
We reviewed your response to comment four from our letter dated July 31, 2009 and the information provided to your chief operating decision maker.  It appears that each of the six geographic regions listed in detail on pages 1-7 of your Quarterly Year-Over-Year Summary is a separate segment under SFAS 131.  We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a quarterly basis.  We note that this information contains EBITDARM, revenue changes, total expense changes and other information in which the chief operating decision maker can make decisions about resources to be allocated and assess performance.  We further note the presentation of 2009 capital budget, capital spending, purchases, total expenditures, among others, by each geographic region on a monthly basis.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing.  In addition to your analysis of paragraphs 17 a. through 17 e., please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, EBITDARM, and EBITDARM percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us with an analysis that supports your position.

United States Securities and Exchange Commission
October 9, 2009

Response

The Staff appears to believe that the Company has, at a minimum, six operating segments equivalent to our geographical alignments based on an evaluation of financial information that is regularly reviewed by our CODM that purportedly reflects a measure of profit or loss at a component level.  We respectfully request that the Staff consider the following additional information and analysis in re-evaluating that belief.

Specific Reports Reviewed by Our Chief Operating Decision Maker (CODM)
In comment three of your letter dated September 11, 2009, the Staff made reference to two specific reports regularly reviewed by our CODM that led to the preliminary conclusion that multiple operating segments exist.  These were the Quarterly Year-Over-Year Summary report and the Capital Expenditure report.

We would like to clarify that the Quarterly Year-Over-Year report reflecting EBITDARM trends is a “same store” report and does not reflect a measure of consolidated profit or loss by division, as not all of the Company’s communities are included in this report.  The definition of “same store” is those communities continuously operated during the comparative periods under review.  The definition of EBITDARM as used in this report is equivalent to the community revenues less community operating expenses as reported in our condensed consolidated statements of operations included in our SEC filings.  The following schedule reconciles the differences between our consolidated EBITDARM and the total same store EBITDARM included in the Quarterly Year-Over-Year report for the periods indicated.  This report was created in 2009 because of the acquisition of new consolidated communities in December 2008, but includes historical periods for the purpose of analyzing trends (in thousands).

	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
Community revenue	$183,677	$189,638	$200,123	$216,518	$217,631
Community operating expenses	117,860	122,027	121,582	141,428	138,487
Consolidated EBITDARM	$65,817	$67,611	$78,541	$75,090	$79,144

Same Store EBITDARM	$63,627	$66,515	$72,851	$68,369	$70,421
Other communities EBITDARM	934	1,037	3,456	6,864	7,496
Consolidation adjustments	1,256	59	2,234	(143)	1,227
Consolidated EBITDARM	$65,817	$67,611	$78,541	$75,090	$79,144

EDITDARM difference	$2,190	$1,096	$5,690	$6,721	$8,723

EBITDARM percent difference (1)	3.3%	1.6%	7.2%	9.0%	11.0%

(1)
These percentage differences are based on the same store definition as of June 30, 2009.  Had the same store definition as of September 2008 been used, then the June 2008 and September  2008 percentage differences would have been significantly greater because the September 2007 Summerville acquisition of 81 communities would not have been included in the same store group.

We recognize that, absent any new community acquisitions, the percentage differences may become smaller over time and in substance represent a measure of profit or loss at a component level.  However, management believes that it is unlikely this will occur in the future as the

United States Securities and Exchange Commission
October 9, 2009

Company has a history of acquisition activity and a stated business strategy of growth both organically and through acquisitions.  If the percentage difference between the consolidated group and the same store group becomes smaller over time, then this report would not be useful to the CODM since the consolidated totals would be sufficient for his full understanding of the business activities, and the report would be discontinued.

While the Quarterly Year-Over-Year Summary report is regularly reviewed by the CODM, it is not used by him in making decisions on the allocation of resources or to assess performance of the total consolidated group because (1) it is missing a material amount of our consolidated EBITDARM performance, and (2) it is only one measure of performance among several and cannot be used meaningfully without considering other performance factors, such as facility lease expenses, general and administrative costs to provide corporate services to each community and capital expenditures required to maintain the communities for their intended business purpose.  The CODM’s primary use of this report is to gain a knowledge and understanding of our same store performance so he can be conversant in discussing the performance of our core business with investors and analysts who closely monitor the performance of this group of communities.  The CODM does not receive any reports that reconcile this report to consolidated totals.

Additionally, the Capital Expenditure report is provided to our CODM by our purchasing department and is compiled from approved purchase orders submitted to the purchasing department and which are dated in the current calendar year.  It includes both items qualifying for capitalization under generally accepted accounting principles and items of expense.  The total capital expenditures from this report do not agree with the reported capital expenditures in our condensed consolidated statements of cash flows included in our SEC filings primarily because (1) it does not include capital expenditures that are a continuation of projects from the prior year, (2) it includes purchase orders for which we have not made binding financial commitments and, therefore, are not recorded in our accounting records, and (3) it does not include other capital expenditures for which a purchase order has not been submitted (e.g. the acquisition of a community).  For the six months ended June 30, 2009, consolidated capital expenditures as reported in our quarterly report on Form 10-Q were $26.7 million (including a community acquisition) compared to $11.6 million in the Capital Expenditure report.  The CODM does not receive any reports that reconcile this report to consolidated totals.

The CODM’s primary use of this report is to gain a high-level knowledge and understanding of our capital spending levels in relationship to our annual budgeted capital expenditures in order to be conversant in discussing this metric with investors and analysts.  The Company provides annual capital spending guidance to investors and analysts and it is important for the CODM to monitor this metric and provide updated communication as necessary.  If capital spending levels would need to be adjusted, then the CODM would communicate that decision to the Senior Vice President of Operations (SVP of Ops) for communication and implementation to lower levels of the organization, as further discussed below.

We understand the Staff’s view that if our CODM regularly reviews component information, it is presumed that he manages the business at that component level.  Therefore, in the future we will closely monitor the significance of the same store report in relation to the consolidated total and discontinue its use when it no longer is meaningful.  Our CODM has established a clear preference to review information on a consolidated basis and we want to ensure that our financial disclosures accurately reflect the way in which our CODM manages our business.

United States Securities and Exchange Commission
October 9, 2009

In addition to the incomplete nature of these reports containing component information, we respectfully request that the staff consider the following additional factors as to why we believe that the CODM does not regularly review component data in order to allocate resources and assess the performance of the Company.

Operational Organization
The Company operates 309 communities in 36 states, 270 of which are consolidated (five classified as discontinued operations) into our public financial reporting and 39 are managed for third parties and not consolidated.  The Company organizes its management oversight of our 309 communities into six divisions based on geographic proximity, with the six divisional Vice Presidents of Operations reporting directly to the SVP of Ops.  The SVP of Ops reports directly to our President and Co-CEO (also our CODM).  The SVP of Ops has oversight responsibility for all of our operations and makes day-to-day decisions regarding performance and allocation of resources for the six divisions, with overall high-level guidance provided by our CODM at the consolidated group level.  An important item of note is that the operational alignments throughout our organization are arbitrary and are based on ease of geographic coverage rather than on the operating dynamics of a community or group of communities that makes them better suited for one geographic group as opposed to another.

Decisions are made using a collaborative team approach.  This requires our three main operational disciplines of operations, sales and marketing, and quality assurance at each level of the organization to agree on a course of action within the Company’s overall business plan and standard operating guidelines.  If an agreement is not reached at any level, the issue is raised to the next level of the organization for resolution.  At the divisional level, issues are raised and resolved at the SVP of Ops level, not by the CODM.

Our operations are highly centralized and each division is managed using a common business model.  Each division is provided with identical resources and equally shares resources provided by the corporate headquarters in Seattle.  This structure is in place so that day-to-day decisions can be made, within standards and corporate guidelines, by individuals that are intimately familiar with the operating locations, which allows our CODM to make strategic decisions about the Company on a consolidated corporate basis, leaving implementation of those company-wide decisions to the operational teams.

In our view, the economic characteristics of our operations are similar across all communities and geographical components.  As detailed in our previous letter dated August 28, 2009, we believe we have demonstrated that our divisional alignments have similar long-term average gross margins.  In addition, we offer virtually identical services across all of our communities as 93% of our available units are operated as assisted living and memory care service units.  Our service delivery is standardized across all of our communities and our customer base is generally comprised of senior citizens in the 75+ age group.  All of our operations are based in the United States and we operate in a similar regulatory environment across all states and localities.  Our business model is highly centralized and we strive to provide and implement standardized policies so that each community is similar in operations and financial performance.  This centralized and standard approach allows us to not only realize significant economies of scale but, although a large and geographically diverse organization, it also allows us to be more nimble and efficient in implementing strategies to improve the business and to expand and grow the organization to maximize shareholder value.

United States Securities and Exchange Commission
October 9, 2009

We emphasize the commonality of our businesses across the United States to further demonstrate that our geographical alignments are not for the purpose of segregating unique businesses into separate management structures, but simply for the administrative purposes of oversight and control.

Budgeting and Business Planning
Our budgeting and business planning process takes place along two tracks.  First, detailed individual community budgets are developed each year to provide operating and financial performance guidance for the coming year to all levels of management for which the SVP of Ops is responsible.  After several iterations and reviews of community-level budgets, the consolidated community budget is approved by the SVP of Ops and presented to the CODM.  Second, a consolidated business plan is prepared that is ultimately approved by the Board of Directors and used to communicate revenue and capital expenditures guidance to investors, analysts and other interested parties.  The business plan approved by the Board will always present a more conservative financial plan than reflected in the total of the individual community budgets simply because it is recognized that not every individual community will achieve the more aggressive goals set at the lowest level.  This Board approved business plan is not a summation of the individual community budgets and is developed at a consolidated level.  The Board approved business plan does not contain geographical or other detailed financial information at any component level below the consolidated group simply because that detail does not exist.  This process is yet another indicator that the Company is managed at the consolidated level and not at a component level below the consolidated group.

In summary, we continue to believe we have one operating segment not only because the CODM manages the Company based on consolidated results, but also because the homogenous nature of all our businesses across the United States makes management at the consolidated level possible and efficient.  The objective and basic principles of requiring disclosures about segments of an enterprise is to provide information about different types of business activities in which an enterprise engages and different economic environments in which it operates to help users of financial statements (1) better understand the enterprise’s performance, (2) better assess the enterprise’s prospects for future net cash flows, and (3) make more informed judgments about the enterprise as a whole.  We believe that we have provided sufficient evidence to demonstrate that we operate one type of business activity (assisted living and related services) in similar economic environments across the United States.  In addition, we believe that our consolidated reporting in conjunction with our same store disclosures is consistent with the objective and basic principles of FAS 131.

We re-confirm that we have provided all of the reports regularly reviewed by our CODM and that no reports are provided to the CODM to reconcile incomplete reports to the consolidated totals.  We also confirm that all reports regularly reviewed by the CODM do not contain a measure of profit and loss at a component level that does reconcile to the Company’s consolidated statement of income.

United States Securities and Exchange Commission
October 9, 2009

If you have any questions regarding this response, please call Leo Watterson at 206.301.4079, or fax at 206-357-7353.

Sincerely,

/s/ Granger Cobb
Granger Cobb
President and Co-CEO

/s/ Leo Watterson
Leo Watterson
Sr. Vice President—Corporate Accounting and
Chief Accounting Officer